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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                     Commission File No.: 1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a message from Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, discussing personnel appointments for the merged company. The message from Ms. Fiorina is followed by a related series of frequently asked questions and answers directed to HP employees. Also included is a message from Webb McKinney, HP's President of Business Customer Organization, discussing integration efforts relating to the Merger. The message from Ms. Fiorina, the related FAQ directed to HP employees, and the message from Mr. McKinney are posted on HP's internal web site.

Dear Colleagues:

One of the keys to the success of the HP/Compaq merger is a strong, focused management team that draws on the great talent in both companies. During the past few weeks, we have made rapid progress in defining our new organization. Today I'd like to announce the appointment of key personnel to corporate positions for the merged company.

These individuals will report directly to me. Prior to the closing of the merger, they will name integration teams to drive the planning for their respective functional integration efforts. Their responsibilities will become effective upon closing of the merger, which will not occur until shortly after regulatory and shareowner approval.

The selection decisions were not easy. We have strong leaders in both companies. But I am confident that these senior managers will provide outstanding leadership for the new company and for the integration.

THE NEW CORPORATE TEAM:

SUSAN BOWICK, SVP, HUMAN RESOURCES
Susan will have worldwide responsibility for all HR activities with the goal of developing a highly motivated and competitive work force; managing talent and development; accelerating company performance by partnering with the businesses to manage change; linking total rewards programs to individual performance; and delivering innovative employee services and programs through technology. Currently, Susan is vice president of Human Resources at HP.


DEBRA DUNN, SVP, E-INCLUSION & COMMUNITY ENGAGEMENT
Debra will have responsibility for leading company citizenship and engagement at a local, national, and global level. Her organization will be responsible for creating both economic and social value by focusing on sustainable information solutions for under-served communities globally through new models of private, public and non-profit collaboration, as well as new models of corporate community involvement and contribution. She will manage the new HP's philanthropy, government, and public affairs activities including existing HP and Compaq community and philanthropic programs. Currently, Debra is vice president of Strategy and Corporate Operations at HP.

ALLISON JOHNSON, SVP, BRAND & COMMUNICATIONS
Allison will be responsible for the company's worldwide brand strategy and communications activities including: overall brand management, strategic advertising, media relations, executive communications and employee communications. Allison will also lead the brand integration efforts for the combined company. Among her top priorities will be to ensure the brand is

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reflected and embodied in the sum of the experiences customers have with the new HP. Currently, Allison serves as vice president of Global Marketing & Communications at HP.

DICK LAMPMAN, SVP, HP LABS
Dick Lampman will lead the combined research organization for the new company. It will include Compaq's three U.S.-based research labs, which are focused on advances in core computing and human interaction, and HP's six research labs around the world, which are focused on e-services technologies and solutions, Internet and computing platforms, printing and imaging technologies, storage technologies and intelligent information appliances. Currently, Dick serves as Vice President of Research and Director of HP Labs.

BOB NAPIER, SVP & CHIEF INFORMATION OFFICER
Bob will be responsible for HP's information technology systems worldwide. One of his top priorities will be to help make HP an e-business and e-commerce leader. He will manage the information infrastructure and ensure its security and reliability. Bob and his world-class team also will be a strategic partner with the company's business operations, leveraging HP's IT resources to help them build a competitive advantage, meet customer needs and increase revenue. Currently Bob serves as CIO at Compaq.

SHANE ROBISON, CHIEF TECHNOLOGY OFFICER & SVP CORPORATE STRATEGY
Shane will be responsible for setting the company's overall technology agenda and for leading the company's strategy and corporate development efforts including mergers, acquisitions, divestitures and partnerships. Shane will lead the technology and strategy councils. He will also lead the development of future technology roadmaps, working closely with the business unit CTOs and HP Labs. Shane is currently the CTO and head of strategy at Compaq. John Brennan will continue as vice president of the Strategy and Corporate Development organization, reporting to Shane. In this role, John and his team will work directly with senior management to drive the strategic planning process and execute corporate investment activities supporting the strategy.

BOB WAYMAN, EVP & CHIEF FINANCIAL OFFICER
As previously announced, Bob will be responsible for HP's overall finance organization in addition to the following corporate functions including:
Controller, Tax, Treasury, Audit, Licensing & Customs, Real Estate, Workplace Services and Investor Relations.

I want to reiterate that each of these planned appointments is effective only after the merger closes. Until then, each of the senior leaders at the two companies continues to be responsible for the success of their current organizations. It is critical that we remain focused on meeting our current business and financial goals and that we operate as independent companies and competitors until Compaq and HP officially become one.

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JEFF CLARKE, Compaq's CFO, and WEBB MCKINNEY, President of HP's Business
Customer Organization, are leading the integration planning effort. They are responsible for providing overall leadership in planning for the integration of Compaq and HP and the swift execution of our plans after the merger closes. They will also ensure effective and appropriate linkage with the managers of our business units and functions.

Until the merger closes, TOM SIEKMAN, Compaq's general counsel, and ANN BASKINS, HP's general counsel, will continue to lead their respective teams. Both are playing a vital role in making sure that we secure regulatory and shareowner approval for the merger.

We have a lot of work to do to make this merger and the new company a success. But I'm pleased with the progress we're making, as I know Michael is. And I'm confident that we are putting in place a senior management team that will help make the combined company a true industry leader.

We will continue to provide you with updates as we have them. In the meantime, please continue to visit [HP's internal web site] or Compaq's
Inline Web site for more information regarding the proposed merger with Compaq.


Carly

                     New Executive Appointment Announcement
                                  Employee Q&A



Q1) How were these selections made? Who was involved in the decisions?

A) The process we used today--and will continue to use for future announcements--involves the managers of the incumbents from both companies having discussions around the new organization design and what capabilities exist in both companies. We have strong people and teams in both companies, so the selection decisions are difficult. For this announcement, Carly and Michael reached these decisions jointly in a meeting facilitated by the HR integration team where these factors were carefully considered.

Q2) Were these assignments pre-determined as part of the preliminary merger discussions?

A) During the merger discussions, organizational structures were discussed, but with the exception of Bob Wayman, Webb McKinney and Jeff Clarke being identified in the initial announcement, the assignments announced today were not finalized during the pre-announcement merger discussions.

Q3) Did the selections require Board approval?

A) No.

Q4) Where will these executives be based?

A) Although the new company's headquarters will be located in Palo Alto, these executives will be based where it makes the most sense. There will be no relocations of the named managers at this time.

Q5) I don't see my senior leader on this list. When will I know what her/his role in the new organization will be?

A) The Integration Team and executive council of the new HP are in the process of reviewing management roles and will continue to do so until the merger closes. It's important to remember that until the merger closes, each of the senior leaders at the two companies continues to be responsible for the success of their current organization. It is critical that we remain focused on meeting our current goals and that we operate as independent companies and competitors until Compaq and HP become one.

Q6) I work in an infrastructure (corporate) function. What changes can I expect before the merger closes?

A) None. While we can do much of the merger planning-- including the identification of some of the new management teams-- we cannot begin to execute on our plans until the merger is approved. Focus on your current priorities.
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Q7) What activities will these newly named individuals focus on prior to the merger close?

A) While the executives named in today's announcement are responsible for naming their integration teams and working to identify the tasks required to merge their function, these planned appointments are effective only after the merger closes. Until then, each of the senior leaders at the two companies continues to be responsible for the success of their current organizations. It is critical that they remain focused on meeting their current business and financial goals and continue to operate independently and as competitors until Compaq and HP officially become one.

Q8) Can you describe the retention process for key employees moving forward? How long will it take to complete that process?

A) Both companies are developing plans to retain key employees and protect the ongoing business operations.

Q9) What steps are being taken to ensure that the future selection process is fair, open and credible?

A) As we stated earlier, our goal is to have strategy drive the organizational design of the new company, which then drives the selection process. This is all done in accordance with mutually developed selection criteria including experience, anticipated job skill requirements, and leadership capabilities facilitated by HR representatives from both companies.

Q10) When can we expect to hear more organizational announcements?

A) We are currently in the planning stage, which is the period between now and when the merger closes. During that time, there are a limited number of decisions we can announce. When legally allowable, and appropriate, we will communicate these decisions.

For additional information regarding the proposed merger with Compaq, please visit [HP's internal web site].

INTEGRATION OFFICE UPDATE
Message from Webb McKinney

This is the first update from the Integration Planning Team (IPT). Given the importance of this activity and the broad level of interest, we will provide an update to the employees of HP and Compaq at least monthly.

Jeff Clarke of Compaq and I are leading this team. We have spent the initial weeks working closely with CEOs Carly Fiorina and Michael Capellas and their teams to define basic goals, principles and priorities. We also are forming the integration team itself, and doing integration planning in high-priority areas.

Our purpose is to provide effective overall leadership for the planning and execution of the integration of Compaq and HP. We will assure effective links with line managers of businesses and functions, and with Carly and Michael. We are working with confidence that we will generate positive results.

Our vision is to help create a great new company that is a leader in chosen fields and positioned to be the leading IT company over time. We will do this by setting specific goals for what this means to major stakeholders, including customers, partners, shareowners and employees.

Some of the key integration principles are:

- Start with the customer experience, assure obsessive customer focus.

- Structure follows strategy: Make decisions as fast as possible, manage to the decision timeline, be decisive, make the tough decisions and do not revisit decisions.

- We will strive for clarity and simplicity in all things.

We will keep the integration team as small as possible and integration team members will be essentially full-time. There will be a small central team and teams assigned to each business and function. The line managers will play a strong role in the selection of their integration team. Teams will have balanced representation from both companies, but we will not have ambiguous "two-in-a-box" governance.

The integration team leads from both HP and Compaq will meet on Wednesdays and will review progress with Carly and Michael on Thursday mornings. This tight, weekly cycle will assure rapid escalation and issue resolution. In addition, functional teams directed by integration team leads are meeting daily for in-depth planning, coordination and creation of deliverables.

INTEGRATION PLANNING TEAM MEMBERS

The following Integration Planning Team (IPT) members have been named so far. We also have established working areas, mostly hot desks, in both Palo Alto and Houston.

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CENTRAL TEAM

Jeff Clarke and Webb McKinney - IPT leadership

Renate Kammersgard - Communications

Joyce Norcini - Legal

Tom Tiernan - Program manager

John Brennan (HP) and Claude Pumilia (Compaq) - Strategy

BUSINESS TEAMS

The following individuals have been asked by the business vice presidents to lead the integration planning for their organizations.

Rich Archuleta - Computing Systems (Access Devices)

Pat Cavaney - HP Services

Lee Ray Massey and Mary Peery - Imaging and Printing Systems

FUNCTION TEAMS

Gilles Bouchard (HP) and Ed Pensel (Compaq) - Supply chain integration planning

Jackie Kane (HP) - Management of change

Dahleen Claffey (HP) - HR functional integration plan

Over time, the IPT will mirror the future organization. We will name more members during the next few weeks.

I would like to reiterate that unless you are asked to be a part of the Integration Team, please do not begin any merger or integration-planning activities, including hiring consultants or agencies without the express permission of the Integration Program Office. Please call Joyce Norcini(telnet 857-8851) if you are contacted by anyone other than a member of the IPT to participate in any merger-related activities.

PRIORITIES AND NEXT STEPS

Our top priorities are to:

- Establish a timeline with top-level milestones from now until the regulatory and shareowner approval (we are assuming that the approval will take at least six months, but must be prepared in case this time is shorter).

- Refine financial goals and make sure that all integration teams have goals that tie to the overall financial goals.


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- Ensure clear and effective communication to all stakeholders.

- Complete the top-level organization design.

- Name the top-level management team (Carly and Michael will drive this).

- Define the IT architecture.

- Create roadmaps in the businesses and functions, and tie these to the top-level milestones.

- Complete the integration team so we can get all this done.

We'll continue to provide updates, additional resources and tools, as well as updated FAQs. Please continue to send your merger-related questions to [HP's internal web site].

Sales tools, rules of engagement and information suitable for distribution to customers and partners also is available on the Electronic Sales Partner
(ESP) website, Keyword [****].

The integration will be an extensive and thorough process. As such, it will be a few months before many decisions are made and can be communicated. We will provide as much advance information as possible about when decisions will be made. Our promise to you is that we'll let you know as much as possible as quickly as possible.

INFORMATION SHARING AND COMMUNICATION

As I have said before, completion of the merger transaction is subject to customary closing conditions and regulatory review. During the regulatory review period, HP and Compaq must remain independent and make all of their sales, marketing and strategic business activities and decisions independent of each other. This means that HP and Compaq, where they compete now, will continue to compete. It also means that confidential information should be maintained according to our internal guidelines until the merger is complete.

For a detailed list that includes information sharing and communication guidelines that must be followed until the deal clears government review and the merger is complete, please review the pre-merger guidelines on [HP's internal web site].

CALL TO ACTION

The best way for you to support the company right now is to continue focusing on the business at hand. The proposed merger will accelerate our already existing strategy - not change it. So, it's even more important that we keep on the business path we've set out over the past several months. We must continue to concentrate on serving customers and beating our competitors.

Please keep the following in mind as we move through the next few months:

- The integration decision-making process will be extensive and thorough.

- We'll let you know as much as possible, as quickly as possible.

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- We want your input to make sure we are as successful as possible; please continue to ask questions.

- We want to partner with Compaq, not just assimilate Compaq into HP.

- Pay close attention to the legal and communication pre-merger do's and don'ts; they are critical to ensure that we complete the merger process quickly and successfully.

- Continue to focus on the business; we have to execute today to ensure our success tomorrow.

We are busy planning the creation of a great new HP. After the merger is approved, we will be even stronger and more valued by our customers and partners. We also are committed to being a great place to work for our employees. Delivering strong market and financial results will lead to many great opportunities for the contributors of both Compaq and HP.

In closing, I would like to thank each and every one of you for your incredible contributions during these dynamic, but exciting times for HP.

-- Webb

***********
FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, accretion, timing of closing, industry ranking, execution of integration plans and management and organizational structure are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that the Compaq transaction does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; that the parties are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in HP's Securities and Exchange Commission reports (including but not limited to the annual report on Form 10-K for the year ended Oct. 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, HP's results could differ materially from HP's expectations in these statements. HP assumes no obligation and does not intend to update these forward-looking statements.

Additional Information about the Merger and Where to Find It

     HP and Compaq intend to file with the SEC a joint proxy statement/ prospectus and other relevant materials in connection with the Merger. The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

     HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed

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with the SEC on January 25, 2001. Full participant information may be found in
HP's Form 425 filed with the SEC on September 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

     Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Full participant information may be found in Compaq's Form 425 filed with the SEC on September 17, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

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